COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE REQUIREMENT REGARDING (RUMORS/REPORT OF)
THE POSSIBLE PARTICIPATION IN THE CAPITAL INCREASE OF POSCO PLANTEC

POSCO is currently reviewing possible participation in the capital increase of POSCO Plantec, but nothing definitive has been determined as of this date.
POSCO will comply with the disclosure requirements under the rules of Korea Exchange by timely making necessary disclosure.